Exhibit 4.11

Cost cover letter from Interxion Holding N.V. to Lamont Finance, N.V., Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P., dated March 9, 2015.

Baker Capital Corp.

575 Madison Avenue

New York, NY 10022

Attn: John C. Baker

March 9, 2015

Dear Sirs

Re Proposed Merger (the “Merger”) between Telecity Group Plc and Interxion Holding N.V. pursuant to an Implementation Agreement to be dated on or around the date hereof (“Implementation Agreement”)

We refer to the Implementation Agreement and the irrevocable undertaking to be given by Lamont Finance N.V., Baker Communications Fund II (Cayman), L.P., and Baker Communications Fund II, L.P (together, the “Baker Parties”) to Telecity Group Plc in support of the Merger (the “Irrevocable Undertaking”).

In order to induce the Baker Parties to issue and in consideration of the Baker Parties issuing the Irrevocable Undertaking and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, we agree and undertake to pay all legal costs and expenses reasonably incurred by the Baker Parties in connection with the Offer (as such term is defined in the Implementation Agreement) subject to an aggregate total cap of $250,000 (inclusive of any applicable taxes and charges).

Any payment referred to in this letter shall not be paid (and in the event paid shall be refunded) if and to the extent a court of competent jurisdiction finally determines that such payment is unlawful under applicable law.

This letter shall be construed and governed in accordance with English law and the English courts shall have exclusive jurisdiction to settle any disputes arising in connection herewith.

Yours faithfully

/s/ David C. Ruberg
For and on behalf of
Interxion Holding N.V.